SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: September 12, 2011

OTI's Warsaw e-Ticketing Contract's Transaction Fee Revenues Expected to
Increase to $25 Million as a Result of a Four-Year Extension

Agreement Signed with ASEC, OTI's Subsidiary in Poland

 ISELIN, N.J., September 6, 2011 - On Track Innovations Ltd. ("OTI") (NASDAQ GM: OTIV), today announced that its wholly owned subsidiary, ASEC S.A. (“ASEC”) in Poland, was awarded an extension to its contract as  an e-ticketing operator of Warsaw City Card by the Urban Transport Authority of the City of Warsaw. The original award from 2008 was scheduled to end in 2013, and the new extension ensures a smooth and continuous operation until the end of 2017. Total direct revenues generated from transaction fees over the entire project’s life span are expected to reach approximately $25 million, with approximately $20 million over the next 6 years commencing in 2012.

As part of the project, ASEC is responsible for the build and operate of the project including financing and installation of infrastructure equipment.

ASEC already installed 100 automated vending machines and 300 terminals for loading of Warsaw City Card that are located at subway and train stations, buses and tramway transfer hubs and at areas frequently visited by tourists.

Last year ASEC has expanded the services provided to include loading of GSM prepaid cellular phone cards at the ticket vending machines for which ASEC receives a transaction fee from the loading value. Additionally, riders can use their contactless credit cards to reload funds on their Warsaw City Card.

Oded Bashan, Chairman and CEO of OTI said “We are pleased with the City of Warsaw’s decision to continue with us. We are working very hard to provide best of class service, technology and operation for the benefit of the commuters in the city of Warsaw. The project is in line with our focus to secure projects with high margin recurring revenues and transaction fees.”

About OTI

Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The Company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the expected income to be generated from the orders from the Transport Department of the City of Warsaw and the expected timing for generating such income. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:

Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
732 429 1900 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com